06003982

DSTATES
CHANGE COMMISSION
n, D.C. 20549

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PROCESSED
APR 1 3 2006
THOMSON
FINANCIAL

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-18D27

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Planners Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7710 Computer Ave., Suite 100
(No. and Street)

Edina	Minnesota	55435
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Donald L. McCoy 952-835-9000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert H. Williams, LLC
(Name – *if individual, state last, first, middle name*)

7400 Metro Blvd., Suite 100	Edina	MN	55439
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 8 2006
WASH, D.C.
203

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald L. McCoy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Planners Financial Services, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

02-22-06

Signature

President

Title

JAMES L KEATING JR
NOTARY PUBLIC - MINNESOTA
My Comm. Expires Jan. 31, 2006

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PLANNERS FINANCIAL SERVICES, INC.

TABLE OF CONTENTS

Independent Auditor's Report	1
Statements of Financial Condition	2
Statements of Income	3
Statement of changes in Stockholders' Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6 – 8
Independent Auditor's Report on Supplementary Information	9
Computation of Net Capital	10
Reconciliation between the computations for determining Net Capital and Aggregate Indebtedness as presented Herein and as reported by the Company in Form X-17A-5(a)	11
Independent Auditor's Report on Internal Control	12 - 13

Robert H. Williams, LLC

Certified Public Accountant
7400 Metro Boulevard, Suite 100
Edina, Minnesota 55439

Telephone (952) 224-4199
Fax (952) 224-4198

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Planners Financial Services, Inc.
Edina, Minnesota

We have audited the accompanying statements of financial condition of Planners Financial Services, Inc. as of December 31, 2005 and 2004, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. The financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Planners Financial Services, Inc. at December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Robert H Williams

ROBERT H. WILLIAMS, LLC
Edina, Minnesota

January 24, 2006

PLANNERS FINANCIAL SERVICES, INC.
STATEMENTS OF FINANCIAL CONDITION

December 31, 2005 and 2004

ASSETS

	2005	2004
Cash	$ 101,847	$ 17,782
Certificate of deposit	15,090	-
Money market funds	-	91,285
Total cash and cash equivalents	116,937	109,067
Commissions and accounts receivable	14,845	12,757
Prepaid expenses	13,928	13,141
Accounts receivable - employees	12,801	7,656
Furniture and equipment at cost, less accumulated depreciation of $ 75,960 and $71,954	9,014	13,021
Securities owned:		
Not readily marketable, at estimated fair value	3,300	3,300
Deferred income taxes	4,100	-
Total assets	$ 174,925	$ 158,942

LIABILITIES AND STOCKHOLDERS' EQUITY

	2005	2004
Liabilities:		
Commissions payable	$ 8,444	$ 10,336
Accounts payable	2,808	4,555
Accrued interest	1,528	-
Accrued retirement plan	1,468	1,447
Accrued income taxes	300	300
Accrued payroll taxes	3,975	3,735
Long-term note payable	100,000	-
Total liabilities	118,523	20,373
Stockholders' equity:		
Common stock, $1 par value, authorized 25,000 Shares, issued 1,736 shares	1,736	10,281
Retained earnings	54,666	128,288
Total stockholders' equity	56,402	138,569
Total liabilities and stockholders' equity	$ 174,925	$ 158,942

The accompanying notes are an integral part of these financial statements.

PLANNERS FINANCIAL SERVICES, INC.
STATEMENTS OF INCOME

For The Years Ended
December 31, 2005 and 2004

	2005	2004
Revenues		
Commissions	$ 220,045	$ 257,526
Advisory fees and miscellaneous	608,825	569,225
Interest	2,246	865
Total revenues	831,116	827,616
Expenses		
Commissions	437,770	511,691
Salaries	145,906	140,439
Employee health insurance	14,995	15,144
Retirement plan	5,423	5,261
Payroll taxes	11,087	10,619
Training	5,088	4,580
Rent	30,189	29,000
Insurance	2,753	2,594
Professional fees	7,776	10,055
Advertising	4,625	4,164
Telephone	6,666	6,669
Postage and delivery	4,155	4,404
Books, subscriptions and periodicals	8,017	8,207
Office supplies	16,906	18,043
Licenses, regulatory fees, dues and memberships	2,584	4,510
Office expense	4,596	7,942
Depreciation	4,007	2,549
Travel and auto expenses	18,659	21,827
Directors fees	6,400	300
Interest	1,528	61
Other expenses	2,953	2,049
Total expenses	742,083	810,108
Income before income taxes	89,033	17,508
Provision for income taxes		
Current year	300	300
Deferred income taxes	(4,100)	-
Total provision for income taxes	(3,800)	300
Net income	$ 92,833	$ 17,208

The accompanying notes are an integral part of these financial statements.

PLANNERS FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For The Years Ended
December 31, 2005 and 2004

	Common Stock		Retained	
	Shares	Amount	Earnings	Total
Balance, December 31, 2004	10,281	$ 10,281	$ 111,080	$ 121,361
Net income	-	-	17,208	17,208
Balance, December 31, 2005	10,281	10,281	128,288	138,569
Outstanding stock purchased and retired	(8,545)	(8,545)	(166,455)	(175,000)
Net income	-	-	92,833	92,833
Balance, December 31, 2005	1,736	$ 1,736	$ 54,666	$ 56,402

The accompanying notes are an integral part of these financial statements.

PLANNERS FINANCIAL SERVICES, INC.
STATEMENTS OF CASH FLOWS

For The Years Ended
December 31, 2005 and 2004

	2005	2004
Cash flows from operating activities:		
Fees and commissions received	$ 826,782	$ 821,718
Cash paid to suppliers and employees	(745,858)	(815,037)
Interest received	2,246	865
Interest paid	-	(61)
Income tax paid	(300)	(300)
Net cash provided by operating activities	82,870	7,185
Cash flows used by investing activities:		
Purchase of equipment	-	(14,613)
Cash flows from financing activities:		
Purchase and retirement of common stock	(175,000)	-
Proceeds from long-term note	100,000	-
Net cash used by financing activities	(75,000)	-
Net increase (decrease) in cash	7,870	(7,428)
Cash and cash equivalents at beginning of year	109,067	116,495
Cash and cash equivalents at end of year	$ 116,937	$ 109,067
Reconciliation of net income to net cash provided by operating activities		
Net income	$ 92,833	$ 17,208
Adjustments:		
Depreciation	4,007	2,549
Increase in commissions receivable	(2,088)	(5,033)
Increase (decrease) in commissions payable	(1,892)	4,929
Increase in prepaid expenses	(787)	(639)
Increase (decrease) in accrued taxes payable	(3,860)	232
Decrease in accounts payable	(1,747)	(11,527)
Increase in accounts receivable - employees	(5,145)	(556)
Increase in accrued interest	1,528	-
Increase in accrued retirement plan	21	22
Total adjustments	(9,963)	(10,023)
Net cash provided by operating activities	$ 82,870	$ 7,185

The accompanying notes are an integral part of these financial statements.

PLANNERS FINANCIAL SERVICES, INC.
NOTES TO FINANCIAL STATEMENTS

For The Years Ended
December 31, 2005 and 2004

1. Organization and Nature of Business

The Company is a securities broker/dealer and registered investment adviser. The Company's main sources of revenue are commissions from sales of investment company shares (mutual funds) and fees charged for investment advisory services. The Company is registered with the United States Securities and Exchange Commission as a securities broker/dealer and as an investment adviser. The Company is registered as an investment adviser in the states of Minnesota, Wisconsin, California and Florida and is licensed as a broker/dealer in the states of Minnesota, Iowa, Wisconsin, California, Florida, Colorado, and Arizona. The Company is a member of the National Association of Securities Dealers, Inc. (NASD) and the Securities Investor Protection Corporation (SIPC).

2. Significant Accounting Policies

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Depreciation – The Company's furniture and equipment is depreciated using primarily a straight line method using estimated useful lives of three to ten years for book purposes and an accelerated method for income taxes.

Cash and Cash Equivalents – For purposes of the statement of cash flows, the Company considers all short term debt securities purchased with a maturity of three months or less to be cash equivalents.

3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Securities Exchange Act Rule 15c3-1), which requires the maintenance of minimum net capital as defined in the Rule. Net capital and the related net capital ratio fluctuate on a daily basis. As of December 31, 2005 and 2004, the Company had a net capital of $11,747 and $96,089 and required net capital of the greater of $5,000 or 6 2/3% of aggregated indebtedness.

4. Exemption – SEC Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission as all customer transactions are cleared through another broker/dealer on a fully disclosed basis. The Company, therefore, is not required to make the periodic computation of reserve requirements for the benefit of customers.

As part of our examination we ascertained that the Company was in compliance with the exemptive provisions of SEC Rule 15c3-3 as of December 31, 2005 and 2004. No facts came to our attention indicating that the firm had not complied with the conditions of the exemption to Rule 15c3-3 since the last audit.

5. Computation of Net Capital Under Rule 15c3-1 of the SEC

There is a difference between the audited computation of net capital and the broker/dealer corresponding unaudited Focus IIA report at December 31, 2005.

6. SIPC Supplemental Report

The requirement for filing an SIPC Supplemental Report is not applicable, since SIPC has suspended assessments based on net operating revenue. The minimum fee of $150 was paid in 2005 and 2004.

7. Lease Commitment

The Company occupies its office facilities pursuant to a three year lease commencing August 1, 2005 with a base rent of $1,419.00 per month for the first two years and $1,576.67 per month for the third year plus operating and tax costs. Minimum lease payments are as follows:

Year	Amount
2006	$17,028
2007	17,816
2008	11,037

8. Pension Plan

The Company has a salary reduction plan or SARSEP that covers all employees who are at least twenty-one years of age, have performed services in at least one year, and had at least $400 in compensation. The employee can contribute a maximum of 15% of compensation not to exceed $10,000. The Company contributes 50% of the employee's contribution up to a maximum of 4% of their annual salary. Company contributions for 2005 and 2004 were $5,423 and $5,261 respectively.

9. Income Taxes

The Company has a net operating loss carry forward to the year 2006. The federal and state net operating loss available to be carried forward to 2006 amounted to $11,464 and $48,947. The net operating loss carry forward created a deferred tax asset.

10. Concentration of Credit Risk

The company maintains a checking account that is F.D.I.C. insured to $100,000. The Company had uninsured amounts at December 31, 2005 of $1,524.

11. Certificate of Deposit

This is a three month certificate maturing January 13, 2006 with interest at 2.76%.

12. Long-Term Note Payable

The long-term note payable bears interest at 6.8% and is payable in 7 quarterly installments commencing January 6, 2006 with the final installment July 6, 2007. The note is secured by furniture, equipment and accounts receivable. The principal payments are as follows:

Year	Amount
2006	$63,970
2007	36,030

Robert H. Williams, LLC

Certified Public Accountant
7400 Metro Boulevard, Suite 100
Edina, Minnesota 55439

Telephone (952) 224-4199
Fax (952) 224-4198

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION

REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Planners Financial Services, Inc.
Edina, Minnesota

We have audited the accompanying financial statements of Planners Financial Services, Inc. as of and for the years ended December 31, 2005 and 2004, and have issued our report thereon dated January 24, 2006. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Robert H. Williams

ROBERT H. WILLIAMS, LLC
Edina, Minnesota

January 24, 2006

PLANNERS FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15(c)3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2005

Net capital		
Total stockholders' equity		$ 56,402
Deductions		
Non-allowable assets:		
Prepaid expenses	$ 13,928	
Furniture and equipment	9,014	
Accounts receivable and employees advances	18,413	
Securities not readily marketable	3,300	
Total deductions		44,655
Adjusted net capital		$ 11,747

COMPUTATION OF EXCESS NET CAPITAL

Adjusted net capital		$ 11,747
Minimum net capital required:		
Dollar minimum	$ 5,000	
6 2/3% of aggregate indebtedness	7,902	
Greater of above		7,902
Excess net capital		$ 3,845

COMPUTATION OF AGGREGATE INDEBTEDNESS

Commissions payable	$ 8,444
Accounts payable	2,808
Accrued retirement plan	1,468
Accrued taxes	4,275
Accrued interest	1,528
Long-term note payable	100,000
Total aggregate indebtedness	$118,523
Net capital ratio	1008.96%

See independent auditors report on supplementary information.

PLANNERS FINANCIAL SERVICES, INC.
RECONCILIATION BETWEEN THE COMPUTATIONS FOR DETERMINING NET CAPITAL AND AGGREGATE INDEBTEDNESS AS PRESENTED HEREIN AND AS REPORTED BY THE COMPANY IN FORM X-17a-5(a)

December 31, 2005

	Net Capital	Aggregate Indebtedness
Total per Form X-17a-5(a)	$ 16,379	$ 118,523
Adjustments:		
Accounts receivable and employee advances	(4,632)	-
Total per this report	$ 11,747	$ 118,523

See independent auditors report on supplementary information.

Robert H. Williams, LLC

Certified Public Accountant
7400 Metro Boulevard, Suite 100
Edina, Minnesota 55439

Telephone (952) 224-4199
Fax (952) 224-4198

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

Board of Directors
Planners Financial Services, Inc.
Edina, Minnesota

In planning and performing our audit of the financial statements and supplemental schedule of Planners Financial Services, Inc. for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of difference required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Robert H Williams

ROBERT H. WILLIAMS, LLC
Edina, Minnesota

January 24, 2006

PLANNERS FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS

As of
December 31, 2005